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                                             File No. 70-9089


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                   CERTIFICATE OF NOTIFICATION

             Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                    NEW ENGLAND POWER COMPANY


     It is hereby certified that as of December 15, 1997, certain transactions covered by the Statement on Form U-1 and amendments thereto, and the Order of the Securities and Exchange Commission in this file dated October 29, 1997, with respect thereto have been carried out, in accordance with the terms and conditions of and for the purpose represented in said statement and Order of the Commission, as follows:

     New England Power Company executed the Credit Agreement dated as of December 15, 1997, with the initial lenders named therein, Merrill Lynch Capital Corporation, as Syndication Agent, BankBoston, N.A., as Administrative Agent, and Credit Suisse First Boston, as Documentation Agent, a copy of which is attached as an exhibit to this Certificate of Notification as Exhibit E, and issued notes to each of the lenders in the form of Exhibit A-1 attached to the Credit Agreement.

     The required "past tense" opinion of counsel is attached hereto.

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification (Commission's File No. 70-9089) to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                   NEW ENGLAND POWER COMPANY

                                       s/Michael E. Jesanis

                                  By
                                       Michael E. Jesanis
                                       Treasurer


Date: December 22, 1997